SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 General Form For Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               PIONEER OIL AND GAS
         .......................................................................
                 (Name of Small Business Issuer in its charter)


         Utah                                                   87-0365907
         ............................................      .....................
                (State or other jurisdiction of               (I.R.S. Employer
                incorporation or organization)               Identification No.)


         1206 West South Jordan Parkway
         Unit B
         South Jordan, Utah                                    84095-4551
         ............................................         ..................
           (Address of principal executive offices)            (Zip Code)


                                                (801) 566-3000
         Issuer's telephone number  ............................................



         Securities registered pursuant to Section 12(g) of the Act:

                          Common Stock, par value $.001
         .......................................................................
                                (Title of class)

                                     PART I

         This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business. These forward looking-statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section and "Business Risks," including among others oil and gas prices and the ability of the Company to effectively market its drilling programs.

ITEM 1.  DESCRIPTION OF BUSINESS

The Company

         Pioneer Oil and Gas (the "Company") was organized on October 16, 1980 under the laws of the State of Utah. The Company's principal place of business is located at 1206 West South Jordan Parkway, Unit B, South Jordan, Utah 84095-4551. The Company has primarily been engaged in the acquisition and exploration of oil and gas properties in Utah, Wyoming, Colorado and Nevada.

         The Company filed a Chapter 11 bankruptcy petition on February 19, 1997 and filed an Amended Plan of Reorganization (the "Plan") on June 11, 1998. The United States Bankruptcy Court for the District of Utah, Central Division (the "Court") entered an order approving the Plan on August 5, 1998. The Order that granted the final decree was entered into on November 6, 1998. Twenty days after the Order was mailed on November 26, 1998, the Company emerged from bankruptcy.

         Prior to the Plan's implementation, the Company in June of 1998 effected a 10 for 1 reverse stock split of the Company's common shares to allow the Company to raise capital from the sale of new shares to existing shareholders. The Plan implemented by the Company and approved by the Court combined the sale of some of the Company's assets along with the sale of its common shares to existing shareholders. The capital raised by the Company was used to pay unsecured creditors 100% of the first $500 of any unsecured creditor's claim plus approximately 5.0% of the claim above $500.00. The Company's principal secured creditor Zions Bank (the "Bank") agreed to the Plan based on the Bank being repaid the full amount owed by the Company to the Bank by December 1999. In September of 1999 the Company completed the sale of several of its oil and gas assets and retired all the debt owed the Bank.

         The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this filing is to allow the Company to maintain its listing for trading on the OTC Electronic Bulletin Board (the "Bulletin Board"). Current NASD rules being implemented are requiring the Company be a reporting company under the Securities Exchange Act of 1934, for the Company to maintain its Bulletin Board listing.

The Business

         The Company has focused its efforts over the years in acquiring oil and gas properties from other companies selling producing wells and in acquiring new oil and gas leases for the purpose of exploring for oil and gas. Leases have also been acquired over the years for the purpose of reselling them at a profit to other oil and gas companies.

         Most of the Company's present production from oil and gas properties was acquired from large oil companies selling properties they considered to be marginal producers. The Company has found that it can operate these properties at a profit. Presently, the Company operates 9 producing oil and gas wells in Utah and Wyoming.

         The Company also owns an interest in several non-operated oil and gas wells and overriding royalty interests in oil and gas wells located in Utah, Colorado, and Wyoming. An overriding royalty interest, is an interest in a well that receives a percentage of the production from a well without paying any operation expenses.

         The Company over the last 3 years has focused most of its exploration efforts in drilling exploratory wells in Wyoming and Nevada. Prior to drilling an exploratory well a geological review of the prospective area is made by the Company's staff to determine the potential for oil and gas. If an area is determined to have promise the Company will attempt to acquire oil and gas leases over the prospective area. The Company will then acquire geophysical data (generally seismic and gravity data) to further evaluate the area. After the evaluation of the geophysical data, if the area appears to contain significant accumulations of oil and gas in the Company's opinion for the area, the Company will market a drilling program to outside investors covering the Company's leases. When the Company markets a drilling program its sells a portion of its oil and gas leases over the prospect area along with obtaining a drilling commitment from the parties purchasing the leases to drill a well on the prospect area. A drilling program will generally allow the Company to recoup its investment in the area with the Company also retaining an ongoing interest in new wells to be drilled in the area.

         The Company markets its drilling programs to other industry partners. Drilling programs have been marketed by placing ads in industry journals, attending trade shows and by traveling to the office of prospective partners. In the past, the Company has sold drilling programs to major oil companies and large independents and occasionally to individuals.

         Presently, the Company has been seeking opportunities for coal bed methane exploration in Wyoming, Utah and Colorado. The Company has been acquiring oil and gas leases for coal bed methane drilling in the Powder River Basin and is attempting to acquire other leases with coal bed methane potential in Utah, Colorado and Wyoming.

         Leases acquired for resale have been acquired in areas determined to be prospective by the Company's staff. An area is determined to be prospective based on a geological review of the area, drilling in the area and review of the Company's geophysical data if available. Usually resale leases are acquired for the purpose of selling at a profit along with the Company retaining an overriding royalty interest in the leases sold.

Competition

         The oil and gas business is highly competitive. The Company competes against numerous other companies, both major and independents, many with greater financial resources and larger staffs than those available to the Company. In the area that the Company competes there are over 100 competitors with no one competitor dominating the area. The Company believes it can successfully compete against other companies by focusing its efforts in Utah, Colorado, Wyoming and Nevada and by pursuing oil and gas prospects that it develops internally with its own staff. The Company has also been able to successfully compete in the past for leases in areas that it has accumulated geological and geophysical data.

Marketability

         Presently, the marketability of the Company's crude oil has not posed a problem for the Company. Crude oil can be easily sold wherever it is produced in the states that the Company operates subject to the transportation cost. The crude oil produced by the Company is transported either by trucking or pipeline. On the other, natural gas can be more difficult to sell since transportation requires a pipeline. In the areas that the Company is presently pursuing new drilling activity for natural gas, other companies have been delayed up to a year because of the unavailability of a pipeline. No assurance can be given that natural gas wells drilled by the Company will be placed on line within a year after the well is drilled and completed.

Business Risks

         Oil and gas exploration and drilling involves a high degree of risk. Oil and gas prices are subject to fluctuations and, as a consequence, no assurance can be given that oil and gas prices will decrease, increase or remain stable. There is no assurance that wells drilled on behalf of the Company will obtain production or that even if production is obtained, such production will allow the recovery of all or any part of the investment made by the Company in a well.

         There are other risks inherent in the oil and gas industry that are encountered in drilling, completing, and producing oil and gas wells. These risks include unusual or unexpected formations, pressures or other conditions, blowouts and environmental pollution. The Company may incur losses due to environmental hazards against which it cannot insure or which it elects not to insure against because of high premium costs or other reasons. Consequently, substantial uninsured liabilities to third parties may arise, the payment of which could result in significant losses to the Company.

         Governmental regulation is a significant business risk of an oil and gas company because the industry becomes more regulated with time. The Company is subject to federal, state and local laws, regulations and ordinances relating to the production and sale of oil and gas. Some of the laws that the Company is subject to include the Clean Air Act, the Clean Water Act, and Endangered Species Act. For example, coal bed methane wells are being highly regulated for disposing produced fresh water on the surface. The EPA is requiring that the fresh water meet more stringent standards than before, which ultimately may require the water be injected underground. Reinjecting the water will increase the cost of production and in some cases make the drilling of wells uneconomical.

         Environmental regulations and taxes imposed by state governments in a jurisdiction wherein producing oil and gas properties are located impose a significant burden on the cost of production. Severance and ad valorem taxes in Wyoming can amount to approximately 14% of the Company's gross production and if the property is located on a Reservation the total tax burden by governmental entities can amount to as much as 22% of the gross production. Governmental regulation may also delay drilling in areas that have endangered species. Delays in drilling in the past have not imposed a significant cost to the Company, however, no assurance can be given that in future the delays will not be more expensive.

         In the oil and gas industry there is always a possibility that there will be a shortage of drilling rigs, casing pipe or other material not being available, when needed for drilling, completing or operating wells. To date, the Company has not encountered any significant difficulties in the areas it has operated or intends to operate in the future, however, no assurance can be given that this condition will remain unchanged.

Employees

         The Company has a total of four full-time employees with the intention of hiring a receptionist/secretary.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations -1999 Compared to 1998

         Total revenue for fiscal year 1999 was $1,993,944 as compared to total revenue for fiscal year 1998 of $1,084,592. The increase in revenue was due primarily to the sales of non-performing oil and gas properties for which Pioneer realized a net gain of $1,323,080. Oil and gas sales dropped from $902,992 to $655,446 due entirely to reduced gas production. A decline in oil production of 13 percent due to natural production declines was offset by 13 percent higher oil prices. Even though oil prices reached their lowest prices since World War II (adjusted for inflation) in the first fiscal quarter of 1999, prices rebounded sufficiently during the last quarter to still exceed prices the Company received in fiscal 1998. Gas production declined 54 percent due to natural declines in several properties and the fact that our Pilot gas property and Badger Wash gas properties were shut in for most of the year. The Pilot gas property was shut in due to down-hole problems and should resume production in fiscal 2000 following an extensive work-over. The Badger Wash property was shut in due to greater pipeline restrictions on low BTU gas. The property was one of several sold during fiscal 1999 to raise working capital for the company.

         Project and lease sales income dropped from $159,637 to $3,270 as the Company sold off most of its resale leases to cover operating costs.

         Costs of operations declined from $591,260 to $462,711. This item includes all well operating expenses and any amounts paid to employees and other interest owners for their interest in producing properties. The Company instituted costs savings to reduce operations costs and the revenue paid to employees was reduced due to lower product prices.

         General and administrative costs were reduced in 1999 because of the absence of legal fees associated with the Chapter 11 bankruptcy filing during 1998.

         The Company sold all of its low BTU Colorado gas properties and several small non-operated oil properties in Wyoming. The sale of these properties resulted in a gain of approximately $1,800,000. The Company also abandoned most of its Nevada properties and wrote off some other small non-producing properties. The net result of all these actions was a gain of $1,323,080 on "assets sold or abandoned."

         During fiscal year ending September 30, 1999, the Company retired all of its bank debt with proceeds from the sale of properties mentioned above. The Company also received $164,068 from the issuance of common stock to its shareholders during the fiscal year ending September 30, 1999. The prior fiscal year, the Company received an additional $251,240 from the issuance of common stock to its shareholders pursuant to the plan of reorganization. Common stock of the Company for the $415,308 received by the Company from the shareholders was issued to the shareholders over the months from July 1998 to February 1999.

         The Company has tax loss carry-forwards of $2,164,000, which began to expire in the year 2000. Unless the Company continues to drill for oil and gas at its historical levels the amount of tax loss carry-forward available to offset income taxes will decline beginning in the year 2000. The Company, depending on net income generated, may be required to pay substantial income taxes in future years.

         The Company has retired all of its bank debt as of September 30, 1999. Total stockholders' equity increased from a negative $31,462 (FY 1998) to a positive $924,530 (FY 1999) a gain of $955,992 due primarily to the gain on sale of non-performing oil and gas properties. This increase in shareholder's equity was primarily the result of the gain on assets sold and the proceeds from the issuance of additional common stock. The current ratio improved from .22 (FY
1998) to 3.55 (FY 1999). Net income increased from $220,375 to $785,384.

Liquidity and Capital Resources

         Historically the Company has funded operations primarily from earnings and bank borrowing. As of September 30, 1999 the Company had working capital of $335,525 and an unused line of credit with Zions Bank for $750,000. This line of credit is collateralized by all of the companies operated oil and gas properties. The line of credit bears interest at prime rate plus 1.5%. The line of credit with Zions Bank matured on December 1, 1999, and was renewed for a two year period ending December 31, 2001. As of September 30, 1999, no amount was owing on the line of credit.

         During fiscal 1999 cash used in operating activities was $793,570 while cash provided in investing activities was $1,967,425. Cash used in financing activities $1,085,084. Net increase in cash was $88,771, as cash increased from $255,148 to $343,919. The changes in cash from operating activities, investing activities and financing activities from 1998 to 1999, were all primarily a result of the sale of the non-performing oil and gas assets which is addressed above in Results of Operations.

Oil and Gas Properties

         The Company as of the date of this filing is the owner of several oil and gas properties located throughout the Rocky Mountain Region. The Company operates three properties in Utah, three in Wyoming and one in Colorado. The discounted future net cash flows of all the Company's properties is $1,736,000.

Income Taxes

         The Company's present net operating loss carryforward arises from operations for the year ended September 30th, 1998. Carryforwards of net operating losses for years prior to the year ended September 30th, 1997 were completely used for tax purposes to offset net income for the year ended September 30th, 1999. The present loss carryforward of the Company will expire in the year 2012.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company owns an interest in various oil and gas wells as described below. The 9 operating wells that it owns in Utah and Wyoming account for the majority of its oil and gas income. The nine producing wells are listed below along with the working and net revenue interest that the Company owns in each of the properties:

         Well Names                 Working Interest        Net Revenue Interest
         ----------                 ----------------        --------------------

South Pine Ridge #7-6                   37.5%                      30.04957%
NW Sheldon Dome #21-1                   20.0%                      17.5%
NW Sheldon Dome #31-1                   20.0%                      17.5%
NW Sheldon Dome #42-1                   20.0%                      17.5%
Willow Creek #29-13                     76.1%                      61.27833%
Pilot #1-A                              100.0%                     90.0%
Delta                                   100.0%                     85.5%
Climax #7-2                             80.5358%                   67.650072%
Canyon State #2-36                      76.0%                      63.84%

         A working interest means the percentage of the operating, drilling, completing and reworking costs that the Company is required to pay. The net revenue interest is the percentage of the revenues that the Company receives from the sale of oil and gas from the wells.

         The South Pine Ridge #7-6 and the Canyon State #2-36 are located in San Juan County, Utah and the Willow Creek #29-13 in Grand County, Utah. The Climax #7-2 well is located in Crook County, Wyoming and the remaining oil and gas wells are located in Fremont County, Wyoming.

         The remaining working interests owned in the various operated wells listed above are owned by industry partners or employees of the Company. The employees of the Company have the right to acquire up to 25% of any oil and gas well or lease acquired by the Company as long as the employees pay their proportionate share of the acquisition costs at the same time as the Company acquires  the  wells  or  properties.  Employees  may  not  participate  in  the acquisition of properties with the Company if they fail to pay their proportionate share of the costs at the time the properties are acquired by the Company. All employees have equal rights in purchasing an interest in the properties and are allowed to acquire a proportionate share of the 25% interest usually acquired by the employees. In the event the Company is unable to afford 75% of an interest in well(s) or lease(s) it is attempting to acquire the employees of the Company may acquire more than 25% to enable the Company to consummate the transaction. See also Item 7, "Certain Relationships and Related Transactions".

         The Company attempts to maintain all of its operating wells in good working condition. Wells operated by the Company are generally overseen by contract pumpers familiar with the oil and gas business in the area that the well is located.

         The operated wells listed above are secured by the Company's line of credit. Other than the line of credit by Zions Bank the operated oil and gas wells of the Company have no other liens or encumbrances.

         The Company owns a small interest in approximately 100 other oil and gas wells that it does not operate. The Company owns its interest in these properties either as a working interest owner or as an overriding royalty interest owner. These interests vary from the Company owning an interest of less than a half of a percent to as high as ten percent. The non-operating properties are located primarily in Colorado and Wyoming. The non-operating properties account for less than 25% of the Company's total oil and gas revenues. The Company also owns various non-producing oil and gas leases that it is either attempting to sell to industry partners or develop itself.

Exploration and Production

          Since emerging from Chapter 11 bankruptcy, the Company has not drilled any nor participated in the drilling of any oil and gas wells. In fact, the Company has only participated in the drilling of one well during fiscal years ending September 30, 1999, and September 30, 1998. The one well was deemed a dry hole and drilled during the Spring of 1998. The well was drilled in Campbell County, Wyoming and the Company owned in the well a 25% working interest.

         In the next year the Company plans on participating in the drilling of a well if it is able to successfully market one of its drilling programs it is currently getting ready for sale to outside investors.

Proved Reserves

           The following table sets forth the estimated proved developed oil and gas reserves, net to Company's interest, of oil and gas properties as of September 30, 1999. The reserve information is based on the independent appraisal prepared by Fall Line Energy Inc. of Littleton, Colorado, and was calculated in accordance with the rules and regulations of the Securities and Exchange Commission. The oil price used was based on actual September pricing when available. If the September price was not available, the differential between the most recent known price and the monthly strip of historical WTI postings as obtained from the U S Bank Energy Group was used. This differential was then applied to the quoted September average WTI postings of $20.96, to obtain the price used. The gas price was handled in a similar fashion. Where possible, the average price for the 10/98-9/99 interval was used. If not, the gradient between wellhead price and published indices was determined and then applied to the index 12 month average. The 12 month average price for the CIG index was $1.88/MMBTU as of September 30, 1999.
All product pricing were held flat for the life of the project.


                 Present Value of Estimated Future Net Revenues

Estimated Proved Reserves                       Oil                    Gas             Discounted at 10% (1)
-------------------------                       ---                    ---             ---------------------

                                                (MBbl)                 (MMCF)              (M$)
Proved Developed Producing
             Operated
     Canyon State 2-36                           11.054                 29.479              $   115.831
     Climax 7-2                                 118.078                  0.000                  688.840
     Sheldon Tribal Lease (includes
        31-1, 21-1, 42-1 wells)                  11.697                  0.000                   69.819
     South Pine Ridge 7-6                         0.492                 40.917                   23.518
     Willow Creek 29-13                          24.441                 38.494                  244.339
            Non-Operated
     Mamm Creek                                   0.000                 18.484                   19.069
     Climax Minnelusa Unit                        8.047                  0.000                   38.840
     Hunter Mesa Unit                              .586                198.570                  155.282
     Haight-Pittman                                0.00                 30.312                   32.775

Totals                                          174.395                356.256               $1,388,313

==========    =====================

(1) The oil reserves assigned to the properties in the evaluation were determined by analyzing current test data, extrapolating historical production data, and comparing field data with the production history of similar wells in the area. The current volatility of oil prices provides an element of uncertainty to any estimates. If prices should vary significantly from those projected in the appraisal, the resulting values would change substantially. The reserve estimates contained in the engineering report are based on accepted engineering and evaluation principles. The present value of estimated future net revenues, discounted at 10%, does not necessarily represent an estimate of a fair market value for the evaluated properties.

         The reserve estimates contained herein are the same that are required to be filed with any governmental agency.

           There are numerous uncertainties inherent in estimating quantities of proved oil reserves. The estimates in the appraisal are based on various assumptions relating to rates of future production, timing and amount of development expenditures, oil prices, and the results of planned development work. Actual future production rates and volumes, revenues, taxes, operating expenses, development expenditures, and quantities of recoverable oil reserves may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could materially and adversely affect future reserve estimates. In addition, such reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil prices, and other factors.

         The actual amount of the Company's proved reserves are dependent on the prevailing price for oil, which is beyond the Company's control or influence. World oil prices declined significantly during 1997 and 1998 from previous Years and have increased significantly during the last few months. There can be no assurance that oil prices will decline or increase in the future. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the followingfactors: relatively minor changes in the supply of and demand for oil and gas;

market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil; the level of consumer demand; weather conditions; the competitive position of oil as a source of energy as compared with natural gas, coal, nuclear energy, hydroelectric power, and other energy sources; the refining capacity of prospective oil purchasers; the effect of federal and state regulation on the production, transportation and sale of oil; and other factors, all of which are beyond the control or influence of the Company.

Wells and Acreage

         In the oil and gas industry and as used herein, the word "gross" well or acre is a well or acre in which a working interest is owned; the number of gross wells is the total number of wells in which a working interest is owned. A "net" well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one. The number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres.

      Set forth below is information respecting the developed and undeveloped acreage owned by the Company in Utah, Colorado, Nevada and Wyoming as of September 30, 1999.

             Developed Acreage        Undeveloped Acreage
             -----------------       ----------------------
             Gross       Net          Gross          Net
             ------    -------       --------      --------
             2,440      1,530        14,034       10,526


         Annual rentals on all undeveloped leases for 2000 are expected to be approximately $15,789.

Production and Sale of Oil and Gas

      The following table summarizes certain information relating to the Company's net oil and gas produced and from the Company's properties, after royalties, during the periods indicated.

                                            Year Ended September 30,
                                           ------------------------
                                                 1998        1999
                                               -------    --------
Average net daily production of oil (Bbl)         61          53
Average net daily production of gas (MCF)        510         234
Average sales price of oil ($ per Bbl)        $12.87      $14.86
Average sales price of gas ($ per MCF)         $1.60       $1.62
Average lifting cost per bbl oil equiv.        $6.69      $ 9.11

         DELIVERY COMMITMENTS

         The Company sells its oil to the company willing to pay the highest price for its crude oil. In the area that the Company sells its oil there are several different companies offering to purchase the Company's oil. The Company sells all of its crude oil on a 30 day contracts that can be terminated at anytime upon 30 day notice by either party. The Company has also entered into contracts to sell its gas production from the South Pine Ridge #7-6 and the Willow Creek #29-14 at a price between $2,25-$2.40 until October 2000 for the Willow Creek #29-14 and until November 30, 2000 for the South Pine Ridge #7-6. The contracts do not require the Company to produce or sell any quantity of gas. The contracts only provide that the price will be paid up to a certain amount of gas produced from the wells which is more than the wells are currently producing. Therefore, the Company has no commitments that obligate the Company to produce any set amount of oil or gas.


         The Company does not own the office space in which its business is located. The Company has moved to a different office space that is owned by the Company's Board of Directors. The new office space is a new office condominium and the Company will pay less than at its old location. To provide more operating capital for the Company the Company has chosen to lease the office space from the Company's Board of Directors who have purchase the office condominium themselves. The new office space will be leased on terms reasonable for the same kind of office space in the area that it is located. The office space is 1,950 square feet with an unfinished basement of approximately 975 square feet. The Company's new address is 1206 West South Jordan Parkway, Unit B, South Jordan, Utah 85095-4551. The Company's telephone number remains (801) 566-3000 but the fax number has been changed to (801) 446-5500.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by each person or group that is known by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock, each director of the Company, each person name in the Summary Compensation Table, and all directors and executive officers of the Company as a group as September 30, 1999. Unless otherwise indicated, the Company believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Common Stock beneficially owned by them, where applicable.

Title of       Name and Address of             Amount and Nature         Percent
 Class         Beneficial Owner                of Beneficial Owner      of Class
--------       -------------------             -------------------      --------

Common         Don J. Colton                         728,121(1)             8.6%
               2172 E Gambel Oak Drive
               Sandy, Utah 84092

Common         Gregg B. Colton                       760,700(1)             9.0%
               10026 Ridge Gate Circle
               Sandy, Utah 84092

Common         John O. Anderson                      363,568(1)             4.3%
               7462 S Parkridge Circle
               Salt Lake City, Utah 84121

Common         Kenneth M. Woolley                    500,000                5.9%
               2795 East Cottonwood Parkway
               Suite 400
               Salt Lake City, Utah 84121

Common         Pioneer Employee Stock              1,681,132(2)            19.8%
               Ownership Plan
               1225 Fort Union Blvd., #100
               Midvale, Utah 84047

All Directors and Officers as a Group
(3 Persons)                                        1,839,389               21.9%

         (1) Includes currently exercisable options to purchase common stock in the Company as long as the person is serving as a director and employee of the Company. Each of the persons listed under this footnote have options to purchase 120,000 shares of the Company's Common Stock.

         (2) Persons listed above have their vested shares under the Pioneer Employee Stock Ownership Plan included under their name. Don J. Colton and Gregg B. Colton as Trustees of the Pioneer Employee Stock Ownership Plan have the right to vote all the shares of the Plan at any shareholder meeting of the Company.

         The Company currently has no arrangements, which may result in a change of control.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICRS, PROMOTERS AND CONTROL PERSONS

              The directors, executive officers and significant employees of the company are as follows:

                                                POSITION
           NAME                 AGE             WITH COMPANY
           ----                 ---             ------------

      Don J. Colton             53           President/Treasurer & Director
      Gregg B. Colton           46           Vice President/Secretary & Director
      John O. Anderson          57           Office Manager/Director
      Michael L. Pinnell        55           Exploration Manager

         Note: Don J. Colton and Gregg B. Colton are brothers and John O. Anderson is their uncle.

         Don J. Colton serves as the Company's President, Treasurer and Chairman of its Board of Directors. Since the Company's inception in October 1980 Mr. Colton has served as the Company's President and has been involved in all aspects of the business including exploration, acquisition and development of producing properties. From 1979 to 1981, Mr. Colton was Chief Financial Officer and a member of the Board of Directors of Drilling Research Laboratory in Salt Lake City, Utah. The Drilling Research Laboratory is a subsidiary of Terra Tech, Inc. and prior to his involvement with the Drilling Research Laboratory, Mr. Colton was Manager of Special Projects for Terra Tech. Mr. Colton received a BS in Physics from Brigham Young University in 1970 and a Master of Business Administration from the University of Utah in 1974.

         Gregg B. Colton serves as the Company's Vice President, Secretary, General Counsel and a member of the Board of Directors. Mr. Colton has been employed with the Company since it actually commenced business in 1981. Mr. Colton is involved in handling the contracts, sales of oil and gas products and legal problems of the Company along with the day to day decision making for the Company with the Company's President. From 1981 to 1984, Mr. Colton was also a partner in the law firm of Cannon, Hansen & Wilkinson. Mr. Colton is a member of the Utah State Bar and a real estate broker. He is also a member of the Corporate Counsel section for the Utah State Bar. Mr. Colton earned his BA from the University of Utah in 1976 and a Juris Doctor and a Master of Business Administration from Brigham Young University in 1981.

         John O. Anderson serves as the Company's Office Manager along with being a member of the Board of Directors. Mr. Anderson as Office Manager handles the day to day accounting for the Company along with handling the procurement of office supplies. The Company has employed Mr. Anderson since 1981 and prior to joining the Company he worked in land investments. Mr. Anderson received his BS in Zoology in 1968 from the University of California.

         Michael L. Pinnell serves as the Company's Exploration Manager and has been employed by the Company from 1989 to the present. Mr. Pinnell is in charge of performing and supervising the geological and geophysical interpretation for the Company's drilling prospects. Mr. Pinnell worked as a consultant for various companies from 1985 to 1989 and performed geological and geophysical services. From 1981 to 1985 Mr. Pinnell was the Exploration Manager for Fortune Oil Company. Mr. Pinnell received a BS in Geology in 1970 and an MS in Geology from Brigham Young University.

ITEM 6.           EXECUTIVE COMPENSATION

         The following Summary Compensation Table sets forth all cash compensation paid, distributed or accrued for services, including salary and bonus amounts rendered in all capacities for the Company's CEO during the fiscal years ended, September 30, 1999, 1998, and 1997. All other tables required to be reported have been omitted as there has been no compensation awarded to, earned by or paid to any of the executives of the Company that is required to be reported other than what is stated below:

                           SUMMARY COMPENSATION TABLE

Name and                        Amount of                           Fiscal
Principal Position             Compensation                        Year Ended
------------------           ------------------                    ----------

Don J. Colton, CEO               $72,403(1)                          1999
Don J. Colton, CEO               $72,403(1)                          1998
Don J. Colton, CEO               $82,998(1)                          1997

         (1) The amount of compensation included in the table above for each fiscal year does not include amounts paid by the Company for the Company's Employee Stock Ownership Plan. Under the Employee Stock Ownership Plan 10% of the employees compensation for salary or bonuses is paid on behalf of the employee for Company stock in the Company's Employee Stock Ownership Plan. All full-time employees of the Company participate in the Employee Stock Ownership Plan on the same terms and conditions as management. For the fiscal years shown above 10% of the compensation amount above was paid towards the Employee Stock Ownership Plan in the form of Company stock.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                   % of Total
                                   Number of         Options
                                   Securities        Granted to
                                   Underlying        Employees in      Exercise         Exp.
         Name                     Options Granted    Fiscal Year       Price ($/Sh)     Date
         ----                     ---------------    -----------       ------------     ----


         Don J. Colton, CEO         120,000          28.57%             $.30/Share       (1)


         (1) The expiration date for 60,000 of the 120,000 options granted above are due to expire on December 31, 2001, and the other 60,000 options are due to expire on December 31, 2002.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Board of Directors approved more than 10 years ago a resolution to allow employees of the Company to purchase 25% of any oil and gas producing property acquired by the Company at the same time as the Company acquires the property. The resolution required that the employees pay for 25% of the cost of the oil and gas properties at the same time the Company purchased the properties. In the event, the Company is unable to fund the total cost of any producing properties the employees of the Company may purchase the amount the Company is unable to fund even if it exceeds 25%. The employees also have the right to acquire 25% of any non-producing oil and gas leases acquired by the Company on similar terms as those for producing properties.

         The Company also intends to lease office space that will be owned by the Board of Directors. The office space will be leased to the Company on terms reasonable for the same kind of office space in the area that it is located. The new office space will be 1,950 square feet with an unfinished basement of approximately 975 square feet.

ITEM 8.           DESCRIPTION OF SECURITIES.

         Qualification. The following statements constitute brief summaries of the Company's Articles of Incorporation and Bylaws. Such summaries do not purport to be fully complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws of the Company.

         Common Stock. The Company's Articles of Incorporation authorize it to issue up to 50,000,000 (fifty million) Shares of its Common Stock, which carry a par value of $0.001 per Share.

         Liquidation Rights. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for the distribution to shareholders after the payment of all debts and other liabilities.

         Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially will follow a policy of retained earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

         Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

         Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

         Transfer Agent. The Company's transfer agent is Atlas Stock Transfer whose address is 5899 South State Street, Murray, Utah 84107. The phone number of Atlas Stock Transfer is (801) 266-7151.

         The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and
(ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transaction. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company is listed on the over-the-counter market on the NASDAQ OTC Bulletin Board. The range of high and low bid information for the shares of the Company's stock for the last two complete fiscal years, as reported by the OTC Bulletin Board National Quotation Bureau, is set forth below. Such quotations represent prices between dealers, do not include retail markup, markdown or commission, and does not represent actual transactions.

Year Ended September 30, 1999                        High              Low
-----------------------------                        ----              ---

First Quarter                                       $0.15             $0.10
Second Quarter                                       0.2813            0.125
Third Quarter                                        0.2188            0.125
Fourth Quarter                                       0.375             0.125

Year Ended September 30, 1998                        High              Low
-----------------------------                        ----              ---

First Quarter                                       $0.055            $0.035
Second Quarter                                       0.05              0.035
Third Quarter                                        0.04              0.02
Fourth Quarter                                       0.025             0.015

         As of November 18, 1999, the Company had issued and outstanding 8,135,018 common shares held by approximately 1,165 holders of record.

         There have been no cash dividends declared by the Company since its inception. Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future.

         The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.



ITEM 2.           LEGAL PROCEEDINGS.

         The Company is not a party to any legal proceedings, nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company has had no changes in and/or disagreements with its accountants.

ITEM 4.         RECENT SALES OF UNREGISTERED SECURITIES.

         In June of 1998, the Company effected a reverse stock split of 10 common shares of the Company for one share. After the reverse stock split the Company had issued and outstanding 4,289,431 common shares. Presently, the Company has 8,135,018 common shares issued and outstanding. The 3,845,587 common shares issued after the reverse stock split have been for purposes of paying the Company's obligation under the Company's Employee Stock Ownership Plan, for providing working capital and paying the creditors and expenses under the Company's plan of reorganization in bankruptcy.

         The Company has an Employee Stock Ownership Plan which obligates the Company to invest 10% of the compensation for full-time employees for salary or bonuses in common stock of the Company. All full-time employees of the Company participate in the Employee Stock Ownership Plan on the same terms and conditions as management. Shares in the Company's Employee Stock Ownership Plan ("ESOP") before November 1999 were issued from the Company to the Plan every six months to cover the Company's obligation to the ESOP. From January 1997 to September 1998, the Company issued to the ESOP 248,244 common shares calculated on a post reverse stock split basis.

         In November of 1998, the ESOP in conjunction with the offer made to shareholders of the Company purchased 1,500,000 common shares of the Company's common stock at a price of $.20 per share in the form of a stock subscription receivable. The stock subscription receivable owed by the ESOP to the Company is reduced every six months by the amount of the obligation owed by the Company towards the ESOP for that period. The stock subscription receivable bears interest at a rate of six percent per annum.

         For the Company to emerge from its Chapter 11 bankruptcy it required enough capital to pay its creditors under the reorganization plan and needed sufficient capital to operate. From July 1998 to February of 1999, the Company issued 2,246,426 common shares to shareholders of the Company for a total consideration of $415,308. From the $415,308 raised by the Company, approximately $300,000 was used for paying bankruptcy expenses and for paying the creditors of the Company. The remaining $115,308 of the $415,308 raised was used for operating capital of the Company.

         Sales of the Company's securities to the shareholders under the Bankruptcy Plan and to the ESOP plan were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Act.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Officers and Directors of the Company are accountable to the Company as fiduciaries, and consequently must exercise good faith and integrity in handling its affairs. Law provides that a corporation organized under the laws of the State of Utah has the power to indemnify its Officers and Directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company.

         Because the Bylaws and Articles of Incorporation as amended of the Company provide for such indemnification, the foregoing provisions of Utah law and the organization documents of the Company are broad enough to permit the Company to indemnify its Officers and Directors from liabilities that may arise under the Securities Act.

         INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO ITS OFFICERS AND DIRECTORS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AND IS, THEREFORE, UNENFORCEABLE.

ITEM 6.           GENERAL - YEAR 200 ISSUES

         Year 2000 Compliance Issues. The Company has established a plan to address Year 2000 issues as part of its strategic business plan. This plan encompasses the phases of awareness, assessment, renovation (if necessary), validation, and implementation. These phases will enable the Company to identify risks, develop action plans, perform adequate testing, and determine if its various systems will be Year 2000 ready. Successful implementation(s) of this plan are expected to mitigate any extraordinary expenses or liabilities related to the Year 2000 issue. The Company has a reasonable basis to preclude that the Year 2000 issue will not materially effect future financial results, or cause reported financial information to not to be necessarily indicative of future operating results or future financial conditions. This basis is due to the fact that the Company has and will be installing the latest updated versions of technology systems, including hardware and software that is and will be Year 2000 compliant.

         As part of its plan, the Company will contact all material suppliers, customers, vendors, and information technology suppliers regarding their Year 2000 compliance and state of readiness. This process will be conducted over the next few months. However no assurances can be given that the Year 2000 compliance plan will be successfully completed prior to year end.

         The Company's contingency plan is somewhat simplistic, and involves operating with a back-up generator for short periods of time, and the use of manual systems where available and appropriate.

         The successful and timely completion of the Year 2000 project is based on the Company's best estimates which were derived from various assumptions of future events. These events are inherently uncertain, including the progress and results of vendors, suppliers and customers Year 2000 readiness.

         The Company experienced no material Year 2000 problems of its own or from third parties.

PART F/S                   FINANCIAL STATEMENTS

         The following financial statements required by Item 310 of Regulation S-B are furnished below along with unaudited quarterly financial statements for the period commencing October 1, 1999, and ending December 31, 1999:

               Financial Statements for First Fiscal Quarter 2000
                         Period Ending December 31, 1999

                               PIONEER OIL AND GAS
                                  Balance Sheet
                                  December 31,
                                   (unaudited)


       Assets                                                                    1999             1998
       ------                                                                    ----             ----

Current assets:
       Cash                                                                $     227,376   $            -
       Accounts receivable                                                       102,976          100,078
       Resale leases, at lower of cost or market                                  84,867           52,046
                                                                           -------------   --------------

                  Total current assets                                           415,219          152,124

Property and equipment - net (successful efforts method)                         562,386        1,343,954
Other assets                                                                       3,230            6,589
                                                                           -------------   --------------

                                                                           $     980,835   $    1,502,667
                                                                           -------------   --------------
---------------------------------------------------------------------------------------------------------

       Liabilities and Stockholders' Equity (Deficit)
       ----------------------------------------------

Current liabilities:
       Cash overdraft                                                      $           -   $       83,319
       Accounts payable                                                          100,205          121,579
       Accrued expenses                                                           22,258           48,935
       Note payable                                                                    -        1,255,692
                                                                           -------------   --------------

                  Total current liabilities                                      122,463        1,509,525
                                                                           -------------   --------------

Commitments and contingencies                                                          -                -

Stockholders' equity (deficit):
       Common stock, par value $.001 per share, authorized
         50,000,000 shares: 8,135,018 shares and 5,644,792
         shares issued and outstanding, respectively                               8,134            8,134
       Additional paid-in capital                                              2,521,069        2,460,777
       Stock subscription receivable                                            (293,460)        (300,000)
       Accumulated deficit                                                    (1,311,213)      (2,096,597)
       Year to date income (loss)                                                (66,158)         (79,172)

                  Total stockholder's equity (deficit)                           858,372           (6,858)
                                                                           -------------   --------------

                                                                           $     980,835   $    1,502,667
                                                                           -------------   --------------


                               PIONEER OIL AND GAS
                               Statement of Income

                    First Fiscal Quarter Ending December 31,
                                   (unaudited)



                                                                                 1999             1998
                                                                                  ----             ----

Revenue:
       Oil and gas sales                                                      $  216,365      $   166,706
       Operational reimbursements                                                    500            8,751
       Project and lease sales income                                                  0           15,104
                                                                              ----------      -----------

                                                                                 216,865          190,561

Costs and expenses:
       Cost of operations                                                         95,431           75,238
       General and administrative expenses                                       110,183           69,878
       Exploration costs                                                          46,628           64,596
       Lease rentals                                                               1,825            1,459
       Depreciation, depletion and amortization                                   31,590           37,868
                                                                              ----------      -----------

                                                                                 285,657          249,039
                                                                              ----------      -----------

                  Loss from operations                                           (68,792)         (58,478)
                                                                              ----------      -----------

Other income (expense):
       Gain on assets sold or abandoned                                                -                -
       Gain on marketable securities                                                   -                -
       Interest expense                                                               (5)         (21,136)
       Other (expense) income                                                      2,639              442
                                                                              ----------      -----------

                                                                                   2,634          (20,694)

                  Income (loss before provision
                  for income taxes                                               (66,158)         (79,172)

       Provision for income taxes                                                      -                -
                                                                              ----------      -----------

                  Income (loss) before extraordinary item                        (66,158)         (79,172)

Extraordinary gain from extinguishment of debt
  (net of income taxes of $-0-)                                                        -                -
                                                                              ----------      -----------

                  Net income                                                  $  (66,158)     $   (79,172)
                                                                              ----------      -----------


                               PIONEER OIL AND GAS
                             Statement of Cash Flows
                    First Fiscal Quarter Ending December 31,
                                   (unaudited)


                                                                                  1999             1998
                                                                                  ----             ----

Cash flows from operating activities:
       Net income                                                            $   (66,158)     $   (79,172)
       Adjustments to reconcile net income to net cash
         (used in) provided by operating activities:
           Gain on assets sold or abandoned                                            -                -
           Depreciation, depletion and amortization                               31,590           37,868
           Gain on forgiveness of debt                                                 -                -
           Realized loss on marketable securities                                      -                -
           Stock issued to employee stock ownership plan                               -                -
           (increase) decrease in:
               Accounts receivable                                                 2,822          (14,985)
               Resale leases                                                     (67,534)               -
               Property and Equipment - net                                       (7,972)               -
               Other assets                                                         (230)          (3,589)
           Increase (decrease) in:
               Outstanding checks in excess of bank balance                            -            4,465
               Accounts payable                                                   (8,894)         (49,022)
               Accrued expenses                                                     (167)        (254,489)
                                                                             -----------      -----------

                  Net cash (used in) provided by
                  operating activities                                          (116,543)        (358,924)
                                                                             -----------      -----------

Cash flows from investing activities:
       Proceeds from sale of property                                                  -                -
       Acquisition of property and equipment                                           -                -
                                                                             -----------      -----------

                  Net cash provided by investing activities                            -                -
                                                                             -----------      -----------

Cash flow from financing activities:
       Proceeds from note payable                                                      -                -
       Payments on note payable                                                        -                -
       Proceeds from issuance of common stock                                          -          403,776
       Collection of stock subscription receivable                                     -                -
       Stock subscription receivable                                                   -         (300,000)
                                                                             -----------      -----------

                  Net cash (used in) provided by
                  financing activities                                                 -          103,776
                                                                             -----------      -----------

                  Net increase (decrease) in cash                               (116,543)        (255,148)

Cash, beginning of quarter                                                   $   343,919      $   255,148
                                                                             -----------      -----------
Cash, end of quarter                                                         $   227,376      $         0
                                                                             -----------      -----------


                               PIONEER OIL AND GAS
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  First Fiscal Quarter Ending December 31, 1999
                                   (unaudited)

NOTE 1 - UNAUDITED INTERIM INFORMATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended December 31, 1999 are not necessarily indicative of the results that may be expected for the year ending September 30, 2000. For further information, refer to the financial statements and footnotes thereto included in the Company's Form 10-QSB for the year ended September 30, 1999.

PIONEER OIL AND GAS
Financial Statements
September 30, 1999 and 1998

                                                    INDEPENDENT AUDITOR'S REPORT







To the Board of Directors and
Stockholders of Pioneer Oil and Gas


We have audited the accompanying balance sheet of Pioneer Oil and Gas as of September 30, 1999 and 1998, and the related statements of income, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Oil and Gas as of September 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.












Salt Lake City, Utah
November 15, 1999


                                                                                      PIONEER OIL AND GAS
                                                                                      Statement of Income

                                                                                 Years Ended September 30,
----------------------------------------------------------------------------------------------------------




                                                                             1999              1998
                                                                       -----------------------------------
Revenue:
     Oil and gas sales                                                 $         585,121  $        772,774
     Royalty revenue                                                              70,325           129,654
     Operational reimbursements                                                   12,148            11,255
     Project and lease sales income                                                3,270           159,637
                                                                       -----------------------------------

                                                                                 670,864         1,073,320
                                                                       -----------------------------------

Costs and expenses:
     Cost of operations                                                          462,711           591,260
     General and administrative expenses                                         304,734           357,986
     Exploration costs                                                           152,934           157,687
     Lease rentals                                                                 4,710             1,710
     Depreciation, depletion and amortization                                    151,472           117,163
                                                                       -----------------------------------

                                                                               1,076,561         1,225,806
                                                                       -----------------------------------

                  Loss from operations                                          (405,697)         (152,486)
                                                                       -----------------------------------

Other income (expense):
     Gain on assets sold or abandoned                                          1,323,080                 -
     Gain on marketable securities                                                     -          (114,325)
     Interest expense                                                           (129,372)         (121,640)
     Other (expense) income                                                       (2,627)           11,272
                                                                       -----------------------------------

                                                                               1,191,081          (224,693)
                                                                       -----------------------------------

                  Income (loss) before provision
                  for income taxes                                               785,384          (377,179)

Provision  for income taxes                                                            -                 -
                                                                       -----------------------------------

                  Income (loss) before extraordinary item                        785,384          (377,179)

Extraordinary gain from extinguishment of debt
  (net of income taxes of $-0-)                                                        -           597,554
                                                                       -----------------------------------

                  Net income                                           $         785,384  $        220,375

----------------------------------------------------------------------------------------------------------
See accompanying notes to financial statements.
                                                                                                       -1-

                                                                                       PIONEER OIL AND GAS
                                                                                             Balance Sheet

                                                                                             September 30,
----------------------------------------------------------------------------------------------------------


              Assets                                                         1999              1998
              ------
                                                                       -----------------------------------
Current assets:
     Cash                                                              $         343,919  $        255,148
     Accounts receivable                                                         105,798            85,093
     Resale leases, at lower of cost or market                                    17,333            52,046
                                                                       -----------------------------------

                  Total current assets                                           467,050           392,287

Property and equipment - net (successful efforts method)                         586,005         1,381,822
Other assets                                                                       3,000             3,000
                                                                       -----------------------------------

                                                                       $       1,056,055  $      1,777,109
                                                                       -----------------------------------

----------------------------------------------------------------------------------------------------------

              Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
     Cash overdraft                                                    $               -  $         78,854
     Accounts payable                                                            109,099           170,601
     Accrued expenses                                                             22,426           303,424
     Note payable                                                                      -         1,255,692
                                                                       -----------------------------------

                  Total current liabilities                                      131,525         1,808,571
                                                                       -----------------------------------

Commitments and contingencies                                                          -                 -

Stockholders' equity (deficit):
     Common stock, par value $.001 per share, authorized
       50,000,000 shares; 8,135,018 shares and 5,644,792
       shares issued and outstanding, respectively                                 8,134             5,644
     Additional paid-in capital                                                2,521,069         2,059,491
     Stock subscription receivable                                              (293,460)                -
     Accumulated deficit                                                      (1,311,213)       (2,096,597)
                                                                       -----------------------------------

                  Total stockholders' equity (deficit)                           924,530           (31,462)
                                                                       -----------------------------------

                                                                       $       1,056,055  $      1,777,109
                                                                       -----------------------------------


----------------------------------------------------------------------------------------------------------
See accompanying notes to financial statements.
                                                                                                       -2-

                                                                                      PIONEER OIL AND GAS
                                                               Statement of Stockholders' Equity (Deficit)

                                                                   Years Ended September 30, 1999 and 1998
----------------------------------------------------------------------------------------------------------





                                             Additional     Stock     Unrealized
                            Common Stock      Paid-in    Subscription   Holding   Accumulated
                         -------------------
                           Shares   Amount    Capital     Receivable     Loss       Deficit      Total
                         ---------------------------------------------------------------------------------

Balance,
October 1, 1997           4,235,807  $ 4,235  $ 1,785,871 $          -  $ (85,141) $(2,316,972) $ (612,007)

Shares issued to
employee stock ownership
plan as follows:
     April 1998              53,624       54       11,341            -          -            -      11,395
     September 1998          99,161       99       12,295            -          -            -      12,394

Shares issued in
conjunction with
bankruptcy reorganization 1,256,200    1,256      249,984            -          -            -     251,240

Change in unrealized
holding loss                      -        -            -            -     85,141            -      85,141

Net income                        -        -            -            -          -      220,375     220,375
                         ---------------------------------------------------------------------------------

Balance,
September 30, 1998        5,644,792    5,644    2,059,491            -          -   (2,096,597)    (31,462)

Issuance of common stock for:
     Cash                   990,226      990      163,078            -          -            -     164,068
     Receivable           1,500,000    1,500      298,500     (300,000)         -            -           -

Payments on stock
subscription receivable           -        -            -        6,540          -            -       6,540

Net income                        -        -            -            -          -      785,384     785,384
                         ---------------------------------------------------------------------------------

Balance,
September 30, 1997        8,135,018  $ 8,134  $ 2,521,069 $    (293,460)$       -  $(1,311,213) $  924,530
                         ---------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.
                                                                                                       -3-

                                                                                       PIONEER OIL AND GAS
                                                                                   Statement of Cash Flows

                                                                                 Years Ended September 30,
----------------------------------------------------------------------------------------------------------



                                                                             1999              1998
                                                                       -----------------------------------
Cash flows from operating activities:
     Net income                                                        $         785,384  $        220,375
     Adjustments to reconcile net income to net cash
       (used in) provided by operating activities:
         Gain on assets sold or abandoned                                     (1,323,080)           18,795
         Depreciation, depletion and amortization                                151,472           117,163
         Gain on forgiveness of debt                                                   -          (597,554)
         Realized loss on marketable securities                                        -           114,325
         Stock issued to employee stock ownership plan                                 -            23,789
         (Increase) decrease in:
              Accounts receivable                                                (20,705)           14,492
              Resale leases                                                       34,713            10,873
              Other assets                                                             -            50,720
         Increase (decrease) in:
              Outstanding checks in excess of bank balance                       (78,854)           78,854
              Accounts payable                                                   (61,502)           61,986
              Accrued expenses                                                  (280,998)           (8,053)
                                                                       -----------------------------------

                  Net cash (used in) provided by
                  operating activities                                          (793,570)          105,765
                                                                       -----------------------------------

Cash flows from investing activities:
     Proceeds from sale of property                                            2,002,000            75,113
     Acquisition of property and equipment                                       (34,575)           (2,847)
                                                                       -----------------------------------

                  Net cash provided by
                  investing activities                                         1,967,425            72,266
                                                                       -----------------------------------

Cash flow from financing activities:
     Proceeds from note payable                                                   75,727            20,000
     Payments on note payable                                                 (1,331,419)         (234,315)
     Proceeds from issuance of common stock                                      164,068           251,240
     Collection of stock subscription receivable                                   6,540                 -
                                                                       -----------------------------------

                  Net cash (used in) provided by
                  financing activities                                        (1,085,084)           36,925
                                                                       -----------------------------------

                  Net increase in cash                                            88,771           214,956

Cash, beginning of year                                                          255,148            40,192
                                                                       -----------------------------------

Cash, end of year                                                      $         343,919  $        255,148

                                                                       -----------------------------------

----------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.
                                                                                                       -4-

                                                             PIONEER OIL AND GAS
                                                   Notes to Financial Statements

                                                     September 30, 1999 and 1998
--------------------------------------------------------------------------------


1.   Organization and Summary of Significant Accounting Policies

Organization
The Company is incorporated under the laws of the state of Utah and is primarily engaged in the business of acquiring, developing, producing and selling oil and gas properties to companies located in the continental United States.


Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.


Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.


Resale Leases
The Company capitalizes the costs of acquiring oil and gas leaseholds held for resale, including lease bonuses and any advance rentals required at the time of assignment of the lease to the Company. Advance rentals paid after assignment are charged to expense as carrying costs in the period incurred. Costs of oil and gas leases held for resale are valued at lower of cost or net realizable value and included in current assets since they are expected to be sold within one year, although the holding period of individual leases may be in excess of one year. The cost of oil and gas leases sold is determined on a specific identification basis.

--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS
                                                   Notes to Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------



1.   Organization and Summary of Significant Accounting Policies
     Continued

Oil and Gas Producing Activities
The Company utilizes the successful efforts method of accounting for its oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or nonproductive development wells are capitalized while the costs of nonproductive exploratory wells are expensed. If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling, the costs of drilling are charged to operations. Indirect exploratory expenditures, including geophysical costs and annual lease rentals, are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other uproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.


On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.


On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.


--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS
                                                   Notes to Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------



1.   Organization and Summary of Significant Accounting Policies
     Continued

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. When assets are sold, retired or otherwise disposed of, the applicable costs and accumulated depreciation, depletion and amortization are removed from the accounts, and the resulting gain or loss is reflected in operations.


Income Taxes
Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Temporary differences result primarily from intangible drilling costs and depletion.


Earnings Per Share
The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.


Revenue Recognition
Revenue is recognized from oil sales at such time as the oil is delivered to the buyer. Revenue is recognized from gas sales when the gas passes through the pipeline at the well head. Revenue from overriding royalty interests is recognized when earned.

The Company does not have any gas balancing arrangements.


--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS
                                                   Notes to Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------



1.   Organization and Summary of Significant Accounting Policies
     Continued

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.   Property and Equipment

Property and equipment consists of the following:


                                                   September 30,
                                        -----------------------------------
                                               1999             1998
                                        -----------------------------------

Oil and gas properties (successful
  efforts method)                       $        1,590,708  $     2,316,836
Office furniture and equipment                     118,427          122,069
                                        -----------------------------------

                                                 1,709,135        2,438,905

Less accumulated depreciation,
  depletion and amortization                    (1,123,130)      (1,057,083)
                                        -----------------------------------

                                        $          586,005  $     1,381,822
                                        -----------------------------------



3.   Bank Line of Credit

At September 30, 1999, the Company has a bank revolving line-of-credit in the amount of $750,000 bearing interest at the bank's prime rate plus 1.5 percent and is secured by producing properties. The line-of-credit matures on December 1, 1999 and had no outstanding balance at September 30, 1999.


At September 30, 1998, the Company had a note payable to a bank in monthly installments of $26,100 including interest at a rate equal to the bank's prime rate plus 1.5 percent. The note payable had an outstanding balance of $1,255,692 at September 30, 1998. The note was repaid, in full, during the year ended September 30, 1999.



--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS
                                                   Notes to Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------



4.   Income Taxes

The provision for income taxes differs from the amount computed at federal statutory rates as follows:


                                                    Years Ended
                                                   September 30,
                                        -----------------------------------
                                               1999             1998
                                        -----------------------------------

Income tax (provision) benefit at
  statutory rate                        $         (267,000) $       120,000
Change in valuation allowance/
deferred tax asset                                 267,000         (120,000)
                                        -----------------------------------

                                        $                -  $             -
                                        -----------------------------------




Deferred tax assets (liabilities) are comprised of the following:


                                                    September 30,
                                           --------------------------------
                                                 1999            1998
                                           --------------------------------

Intangible drilling costs and depletion    $       (107,000) $     (105,000)
Net operating loss carry forward                    736,000       1,090,000
AMT credit carry forward                              3,000           3,000
Capital loss carry forward                           53,000          53,000
Investment tax credit carry forwards                      -          19,000
                                           --------------------------------

                                                    685,000       1,060,000

Valuation allowance                                (685,000)     (1,060,000)
                                           --------------------------------

                                           $              -  $            -
                                           --------------------------------


A valuation allowance has been recorded for the full amount of the deferred tax asset because it is more likely than not that the deferred tax asset will not be realized.


--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS
                                                   Notes to Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------



4.   Income Taxes
     Continued

As of September 30, 1999, the Company has a net operating loss carryforward of approximately $2,164,000. This carryforward expires in 2012. If substantial changes in the Company's ownership should occur, there would be an annual limitation of the amount of NOL carry forward which could be utilized. Also, the ultimate realization of these carry forwards is due, in part, on the tax law in effect at the time and future events which cannot be determined.


The Company's valuation allowance was reduced for the expiration of both the investment tax credit carryforward and a portion of the net operating loss carryforward.


5.  Sales to Major Customers

The Company had sales to major customers during the year ended September 30, 1999 and 1998, which exceeded ten percent of total sales as follows:


                                                Years Ended
                                                Sepember 30,
                                    --------------------------------
                                          1999            1998
                                    --------------------------------
Company A                           $       191,844  $             -
Company B                           $        86,025  $             -



6.  Related Party Transactions

The Company acts as the operator for several oil and gas properties in which employees, officers and other related and unrelated parties have a working or royalty interest. At September 30, 1999 and 1998 there was $7,390 and $-0-, respectively, included in accounts payable due to related parties as a result of these activities. The Company also is the general partner in certain insignificant limited partnerships and the operator for certain joint ventures formed for the purpose of oil and gas exploration and development.



--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS
                                                   Notes to Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------



7.  Supplemental Disclosuresc of Cash Flow Information

Operations reflect actual amounts paid for interest and income taxes as follows:


                                               Years Ended
                                              September 30,
                                    --------------------------------
                                          1999            1998
                                    --------------------------------

Interest                            $        129,000  $      121,326
                                    --------------------------------

Income taxes                        $            100  $          100
                                    --------------------------------


During the year ended September 30, 1999:

o The Company issued 1,500,000 shares of common stock in exchange for a stock subscription receivable in the amount of $300,000.

8.  Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables, payables, and notes payable. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items. The carrying amount of the notes payable approximates fair value as the individual borrowings bear interest at floating market interest rates.


9.  Common Stock Reverse Split

On June 22, 1998, the Company's Board of Directors approved a 1 for 10 reverse stock split. All references in the financial statements to number of shares, and per share amounts have been retroactively restated to reflect the decreased number of shares outstanding.


10. Stock Options and Warrants

Employee Stock Ownership Plan
The Company has adopted a noncontributory employee stock ownership plan (ESOP) covering all full-time employees who have met certain service requirements. It provides for discretionary contributions by the Company as determined annually by the Board of Directors, up to the maximum amount permitted under the Internal Revenue Code. The plan has received IRS approval under Section 401(A) and 501(A) of the Internal Revenue Code. Pension expense charged to operations for the years ended September 30, 1999 and 1998 was $24,540 and $23,790, respectively. All outstanding shares held by the ESOP are included in the calculation of earnings per share.

--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS
                                                   Notes to Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------



10. Stock Options and Warrants
    Continued

The Company has granted stock options and warrants to certain officers and employees of the Company to purchase shares of the Company's common stock. The exercise price of the options and warrants is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options and warrants at September 30, 1999 is as follows:


                                                         Exercise
                                 Number of              Price Per
                       ------------------------------
                           Options       Warrants         Share
                       ---------------------------------------------

Outstanding at
September 30, 1998
and 1997                        60,000        300,000   $ .55 - 1.20
  Granted                      420,000        300,000            .30
  Canceled                     (60,000)      (300,000)    .55 - 1.20
                       ---------------------------------------------

Outstanding at
September 30, 1999             420,000        300,000   $        .30
                       ---------------------------------------------



Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) gives entities the choice between adopting a fair value method or continuing to use the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25 with footnote disclosures of the pro forma effects if the fair value method had been adopted. The Company has opted for the latter approach. Had compensation expense for the Company's stock options and warrants been determined based on the fair value at the grant date for awards in 1999, consistent with the provisions of SFAS No. 123, the Company's results of operations would have been as follows:


                                                          Year Ended
                                                        September 30,
                                                             1999
                                                      ------------------

Net income - as reported                              $          785,384
Net income - pro forma                                $          685,195
Earnings per share - as reported                      $              .10
Earnings per share - pro forma                        $              .09
                                                      ------------------


--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS
                                                   Notes to Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------



10. Stock Options and Warrants
    Continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:


                                                        September 30,
                                                             1999
                                                      ------------------

Expected dividend yield                               $                -
Expected stock price volatility                                      116%
Risk-free interest rate                                             6.06%
Expected life of options                                     2 to 3 years
                                                      ------------------



The weighted average fair value of options and warrants granted during 1999 was $.14.

During the year ended September 30, 1998, no options or warrants were granted and, therefore, there would be no pro forma effect on the 1998 operations.


The following table summarizes information about stock options and warrants outstanding at September 30, 1999:


                        Outstanding                   Exercisable
            ------------------------------------------------------------
                          Weighted
                           Average
               Number    Remaining    Weighted     Number     Weighted
            Outstanding Contractual   Average   Exercisable   Average
  Exercise       at         Life      Exercise       at       Exercise
   Price      9/30/99      (Years)     Price      9/30/99      Price
------------------------------------------------------------------------

$     .30     720,000       2.00      $ .30       720,000  $       .30
------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS
                                                   Notes to Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------




11. Earnings Per Share

Financial accounting standards require companies to present basic earnings per share (EPS) and diluted earnings per share along with additional informational disclosures. Information related to earnings per share is as follows:


                                                  September 30,
                                          ------------------------------
                                               1999           1998
                                          ------------------------------

Basic and Diluted EPS:
    Net income available to common
      stockholders                        $       785,384  $     220,375
                                          ------------------------------

    Weighted average common
    shares                                      7,723,000      4,258,000
                                          ------------------------------


    Net income (loss) per share:
                  Continuing operations   $           .10   $       (.09)
                  Extraordinary item                    -            .14
                                          ------------------------------

                                          $           .10   $        .05
                                          ------------------------------



12. Commitments and Contingencies

Limited Partnerships
The Company has an immaterial interest in two limited partnership drilling programs and acts as the general partner. As the general partner, the Company is contingently liable for any obligations of the partnerships and may be contingently liable for claims generally incidental to the conduct of its business as general partner. As of September 30, 1999, the Company was unaware of any such obligations or claims arising from these partnerships.


Employment Agreements
The Company has entered into severance pay agreements with officers of the Company who also serve as board members. Under the terms of the agreements, a board member who is terminated shall receive severance pay equal to the amount such board member received in salary and bonus for the two years prior to termination.



--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS

                                           Schedule of Supplementary Information
                                                       on Oil and Gas Operations

--------------------------------------------------------------------------------




The  information  on the  Company's  oil and gas  operations  as  shown  in this schedule is based on the successful efforts method of accounting and is presented in conformity with the disclosure requirements of the Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities."


                Capitalized Costs Relating to Oil and Gas Producing Activities


                                                                     September 30,
                                                            -------------------------------
                                                                  1999           1998
                                                            -------------------------------

Proved oil and gas properties and related equipment         $      1,584,261  $   2,190,465
Unproved oil and gas properties                                        6,447        126,371
                                                            -------------------------------

                Subtotal                                           1,590,708      2,316,836

Accumulated depreciation, depletion and amortization
  and valuation allowances                                        (1,012,865)      (953,880)
                                                            -------------------------------

                                                            $        577,843  $   1,362,956
                                                            -------------------------------

                          Costs Incurred in Oil and Gas Acquisition,
                            Exploration  and Development Activities


                                             Years Ended
                                            September 30,
                                   -------------------------------
                                         1999           1998
                                   -------------------------------
Acquisition of properties:
    Proved                         $              -  $           -
    Unapproved                                    -              -
Exploration costs                           152,934        157,687
Development costs                            20,250        264,190



--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS

                                           Schedule of Supplementary Information
                                                       on Oil and Gas Operations

--------------------------------------------------------------------------------



                        Results of Operations for Producing Activities


                                                                      Years Ended
                                                                     September 30,
                                                            -------------------------------
                                                                  1999           1998
                                                            -------------------------------

Oil and gas - sales                                         $        655,446  $     902,428
Production costs net of reimbursements                               450,563       (580,005)
Exploration costs                                                   (152,934)      (157,687)
Depreciation, depletion and amortization
  and valuation provisions                                          (144,411)      (107,140)
                                                            -------------------------------

Net (loss) income before income taxes                                (92,462)        57,596

Income tax benefit (provision)                                        20,000         (9,000)
                                                            -------------------------------

Results of operations from producing activities
  (excluding corporate overhead and interest costs)         $        (72,462) $      48,596
                                                            -------------------------------

--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS

                                           Schedule of Supplementary Information
                                                       on Oil and Gas Operations

--------------------------------------------------------------------------------




                    Reserve Quantity Information (Unaudited)

The estimated quantities of proved oil and gas reserves disclosed in the table below are based upon estimates by the Company in fiscal 1998 and proved developed properties by Fall Line Energy and proved undeveloped properties by the Company in 1999. Such estimates are inherently imprecise and may be subject to substantial revisions.

The revisions may occur because among other things current prices of oil and gas and current costs of operating are subject to fluctuations, past performance of wells does not necessarily guarantee future performance and rates used to estimate decline of reserves could vary from that which is projected.

All quantities shown in the table are proved reserves and are located within the United States.

                                                     Years Ended September 30,
                                        ---------------------------------------------------
                                                   1999                     1998
                                        ---------------------------------------------------
                                             Oil          Gas          Oil         Gas
                                           (bbls)        (mcf)       (bbls)       (mcf)
                                        ---------------------------------------------------

Proved developed and undeveloped
reserves:
    Beginning of year                         185,006    5,899,880      147,525   1,333,376
    Revision in previous estimates            223,154        2,660       59,732     (24,170)
    Discoveries and extension                       -            -            -           -
    Purchase in place                               -            -            -   4,777,092
    Production                                (19,265)     (85,430)     (22,251)   (186,418)
    Sales in place                                  -   (5,460,854)           -           -
                                        ---------------------------------------------------

    End of year                               388,895      356,256      185,006   5,899,880
                                        ---------------------------------------------------

Proved developed reserves:
    Beginning of year                         185,006      609,768      147,525     584,596
    End of year                               174,395      356,256      185,006     609,768


--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS

                                           Schedule of Supplementary Information
                                                       on Oil and Gas Operations

--------------------------------------------------------------------------------



                   Standardized Measure of Discounted Future Net Cash Flows
              Changes Therein Relating to Proved Oil and Gas Reserves (Unaudited)


                                                                          Years Ended
                                                                         September 30,
                                                                      1999           1998
                                                                -------------------------------

Future cash inflows                                             $      7,241,000  $  12,464,000
Future production and development costs                               (3,156,000)    (3,734,000)
Future income tax expenses                                            (1,389,000)    (2,968,000)
                                                                -------------------------------
                                                                       2,696,000      5,762,000
10% annual discount for estimated timing of cash flows                  (960,000)    (2,051,000)
                                                                -------------------------------

Standardized measure of discounted future net cash flows        $      1,736,000  $   3,711,000
                                                                -------------------------------

--------------------------------------------------------------------------------

                                                             PIONEER OIL AND GAS

                                           Schedule of Supplementary Information
                                                       on Oil and Gas Operations

--------------------------------------------------------------------------------


            Standardized Measure of Discounted Future Net Cash Flows
 Changes Therein Relating to Proved Oil and Gas Reserves (Unaudited) - Continued

The preceding table sets forth the estimated future net cash flows and related present value discounted at a 10% annual rate from the Company's proved reserves of oil, condensate and gas. The estimated future net revenue is computed by applying the year end prices of oil and gas (including price changes that are fixed and determinable) and current costs of development and production to estimated future production assuming continuation of existing economic conditions. The values expressed are estimates only, without actual long-term production to base the production flows, and may not reflect realizable values or fair market values of the oil and gas ultimately extracted and recovered. The ultimate year of realization is also subject to accessibility of petroleum reserves and the ability of the Company to market the products.


                            Changes in the Standardized Measure of
                            Discounted Future Cash Flows (Unaudited)


                                                  Years Ended
                                                 September 30,
                                             -------------------------------
                                                   1999           1998
                                             -------------------------------

Balance, beginning of year                   $      3,711,000  $   1,153,000
Sales of oil and gas produced net of
  production costs                                   (423,000)      (840,000)
Net changes in prices and production costs           (671,000)      (369,000)
Extensions and discoveries, less related
  costs                                                     -              -
Purchase and sales of minerals in place            (4,100,000)     7,100,000
Revisions of estimated development costs                    -              -
Revisions of previous quantity estimate             2,098,000     (2,478,000)
Accretion of discount                                 371,000        115,000
Net changes in income taxes                           750,000       (970,000)
                                             -------------------------------

Balance, end of year                         $      1,736,000  $   3,711,000
                                             -------------------------------





--------------------------------------------------------------------------------

PART III.                  INDEX TO EXHIBITS

         The following Exhibits are filed herewith:

Exhibit No.                                 Description
-----------                                 ------------

3(i)                                 Articles of Incorporation
                                     (with amendments)
3(ii)                                Bylaws

10                                   Line of Credit Agreement

23                                   Fall Line Energy letter from Petroleum
                                     Engineer

27                                   Updated financial information

99                                   Minutes Approving Employee Participation in
                                     Acquisitions

                                    SIGNATURE

         In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER OIL AND GAS


By:____________________________             Date:____________,1999.
      Don J. Colton, President


The following Exhibits are filed herewith:

Exhibit No.                                 Description
-----------                                 ------------

3(i)                                 Articles of Incorporation
                                     (with amendments)
3(ii)                                Bylaws

10                                   Line of Credit Agreement

23                                   Fall Line Energy letter from Petroleum
                                     Engineer

27                                   Updated financial information

99                                   Minutes Approving Employee Participation in
                                     Acquisitions